ULTIMUS
                               Your Fund Matters




                                                              FILED VIA EDGAR
                                                              ---------------

May 30, 2007


U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


     Re:  Centurion Investment Trust
          File No. 811-21959


     Enclosed for filing, pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended (the "1940 Act"), please find a copy of the Investment Company Bond (the "Bond") for the Centurion Investment Trust ("Trust") under
Exhibit 99-1.

     Also enclosed is a copy of the Board meeting resolutions of the Trust, which were adopted by the Board of Trustees of the Trust, including a majority of the members thereof who are not "interested persons" (as defined by the 1940
Act) of the Trust, approving the amount, type, form and coverage of the Bond, now in effect for the Registrant under EXHIBIT 99-2.

     Premiums for the Bond have been paid for the period beginning March 30, 2007 to March 30, 2008.

     If you have any questions about this filing, please contact the undersigned at (513) 587-3418.


Very truly yours,


/s/ Tina H. Bloom

Tina H. Bloom
Assistant Secretary




Ultimus Fund Solutions, LLC   225 Pictoria Drive, Suite 450  Phone: 513 587 3400
www.ultimusfundsolutions.com  Cincinnati, Ohio 45246           Fax: 513 587 3450